Filed Pursuant to Rule 433
Registration Statement No. 333-186888

Press Release

Investor Contact: Ahmed Pasha 703-682-6451

Media Contact: Amy Ackerman 703-682-6399

AES Announces Secondary Offering of Approximately 60 Million Shares of Common Stock by a Subsidiary of CIC and Concurrent Repurchase of 20 Million Shares of AES Common Stock

ARLINGTON, Va., May 12, 2015—The AES Corporation (NYSE: AES) announced today the launch of a registered secondary public offering of approximately 60 million shares of AES common stock (the “Offering”), all of which will be offered by Terrific Investment Corporation (the “Selling Stockholder”), a subsidiary controlled by China Investment Corporation (“CIC”). AES will not receive any of the proceeds from the Offering.

Morgan Stanley is acting as the underwriter for the offering. As part of the Offering, at the Selling Stockholder’s instruction, the underwriter has reserved 20 million shares to be sold to AES at a price per share equal to the price paid by the underwriter to the Selling Stockholder in the Offering. AES will use cash on hand, and may supplement with borrowings under its revolving credit facility, to fund the purchase. AES expects to repay any revolver borrowings upon receipt of dividends from certain of its subsidiaries expected by fiscal year end. The number of shares of common stock available for sale to the general public will be reduced by such reserved shares. AES has $381 million available for common stock repurchases under the Company’s current authorization.

Following completion of the Offering, it is expected that the Selling Stockholder will have fully sold its stake in AES common stock.

“This repurchase is in line with our expectation to utilize at least $300 million of our current repurchase authorization of $400 million this year,” said Andrés Gluski, AES President and Chief Executive Officer. “We will continue to invest our strong and growing free cash flow by paying down debt, investing in platform expansion projects and repurchasing shares, to maximize per share risk-adjusted returns for our shareholders.”

AES has filed an effective shelf registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement to which the Offering relates and the other documents incorporated by reference therein, which AES has filed with the SEC for more complete information about AES and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, NY 10014, Attention: Prospectus Department.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About AES

The AES Corporation (NYSE: AES) is a Fortune 200 global power company. We provide affordable, sustainable energy to 18 countries through our diverse portfolio of distribution businesses as well as thermal and renewable generation facilities. Our workforce of 18,500 people is committed to operational excellence and meeting the world’s changing power needs. Our 2014 revenues were $17 billion and we own and manage $39 billion in total assets.

Safe Harbor Disclosure

This news release contains forward-looking statements within the meaning of the Securities Act of 1933, as amended, and of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, those related to the Offering. Forward-looking statements are not intended to be a guarantee of future results, but instead constitute AES’ current expectations based on reasonable assumptions. Consummation of the Offering is subject to risks and uncertainties, such as our continued eligibility to use our shelf registration statement, general economic conditions and other risks and uncertainties discussed in AES’ filings with the SEC, including, but not limited to, the risks discussed under Item 1A “Risk Factors” and Item 7: Management’s Discussion & Analysis in AES’ 2014 Annual Report on Form 10-K, as well as any risks discussed under Item 1A “Risk Factors” and Item 2: Management’s Discussion & Analysis in AES’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 and in subsequent reports filed with the SEC. Readers are encouraged to read AES’ filings to learn more about the risk factors associated with AES’ business. AES undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Any Stockholder who desires a copy of the Company’s 2014 Annual Report on Form 10-K filed on February 26, 2015 or the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 filed on May 11, 2015 with the SEC may obtain a copy (excluding exhibits) without charge by addressing a request to the Office of the Corporate Secretary, The AES Corporation, 4300 Wilson Boulevard, Arlington, Virginia 22203. Exhibits also may be requested, but a charge equal to the reproduction cost thereof will be made.

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